DUANE STREET CORP.

616 Corporate Way, Suite 2-4059

Valley Cottage, NY 10989

Tel: (855) 360-3330

Fax:

January 28, 2013

Via Edgar

Susan Block, Attorney-Advisor

Securities and Exchange Commission

Washington, DC 20549

Re:	Duane Street Corp.
Registration Statement on Form S-1
Filed September 7, 2012
File No. 333-183760

Dear Ms. Block:

Thank you for advising us that the Commission will not further review the above-referenced registration statement (the “Registration Statement”) of Duane Street Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Registration Statement to Wednesday, January 30, 2013, at 3:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,
/s/
Mr. Peretz Aisenstark
President

Cc: Nolan McWilliams, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar